UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2022

MOTIVE CAPITAL CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39794	98-1561111
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

7 World Trade Center, 250 Greenwich St., FL 47
New York, NY	10007
(Address of principal executive offices)	(Zip Code)

(212) 651-0200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	MOTV.U	The New York Stock Exchange
Class A Ordinary Shares included as part of units	MOTV	The New York Stock Exchange
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	MOTV WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On March 15, 2022, Motive Capital Corp (the “Company” or, after giving effect to the business combination, “New Forge”) held an extraordinary general meeting in lieu of the 2022 annual meeting of shareholders (the “Extraordinary Meeting”) in connection with the proposed business combination by and among the Company, FGI Merger Sub, Inc., a Delaware corporation and a subsidiary of the Company (“Merger Sub”), and Fore Global, Inc., a Delaware corporation (“Forge”), as described in the Company’s proxy statement/prospectus filed with the U.S. Securities and Exchange Commission and mailed to shareholders on February 16, 2022 (the “Proxy Statement”). Each proposal (individually a “Proposal” and, collectively, the “Proposals”) voted upon at the Extraordinary Meeting and the final voting results are indicated below. Each such Proposal is described in detail in the Proxy Statement.

As of the close of business on February 7, 2022, the record date for the Extraordinary Meeting, there were approximately 41,400,000 class A ordinary shares, par value $0.0001 per share (the “Motive Class A Shares”), and 10,350,000 class B ordinary shares, par value $0.0001 per share (the “Motive Class B Shares”, and together with the Motive Class A Shares, the “Motive Ordinary Shares”), outstanding. A total of 41,368,367 Motive Ordinary Shares, representing approximately 79.94% of the outstanding Motive Ordinary Shares entitled to vote, were present in person or by proxy, constituting a quorum.

1. The Business Combination Proposal – Proposal to approve and adopt by ordinary resolution the Agreement and Plan of Merger, dated as of September 13, 2021 (the “Merger Agreement”), by and among the Company, Merger Sub, and Forge and the transactions contemplated thereunder, including the merger of Merger Sub with and into Forge, with Forge surviving the merger as a wholly owned subsidiary of New Forge (the “Merger”) and the issuance of shares of Domestication Common Stock (as defined in the Proxy Statement) pursuant to the Merger Agreement (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
1.	38,875,406	2,492,111	850

The Business Combination Proposal was approved, having received “for” votes from holders of approximately 93.98% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

2. The Redomestication Proposal – Proposal to approve by special resolution the change of the Company’s jurisdiction of incorporation by continuing and deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”) (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
2.	38,873,567	2,492,161	2,639

The Redomestication Proposal was approved, having received “for” votes from holders of approximately 93.98% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

3. The Non-Binding Organizational Documents Proposals – proposals to approve by ordinary resolution certain governance provisions in the Certificate of Incorporation of New Forge (the “Proposed Charter”) and the Bylaws of New Forge (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”), each to be voted upon separately in accordance with SEC requirements and on a non-binding advisory basis.

(A) Authorized Shares – Proposal to amend the Company’s Amended and Restated Memorandum and Articles of association, as amended from time to time (the “Cayman Constitutional Documents”), to authorize the change in the authorized capital stock of the Company from (i) 500,000,000 Motive Class A Shares, 50,000,000 Motive Class B Shares and 5,000,000 preference shares, par value $0.0001 per share (the “Motive Preference Shares”) to (ii) 2,000,000,000 shares of Domestication Common Stock and 100,000,000 shares of New Forge preferred stock. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
3A.	34,393,603	5,873,143	1,101,621

The Authorized Shares Proposal was approved, having received “for” votes from holders of approximately 85.41% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

(B) Exclusive Forum Provision – Proposal to amend the Cayman Constitutional Documents to adopt Delaware as the exclusive forum for certain stockholder litigation. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
3B.	34,394,959	5,872,237	1,101,171

The Exclusive Forum Provision Proposal was approved, having received “for” votes from holders of approximately 85.42% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

(C) Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents –  Proposal to amend the Cayman Constitutional Documents to require the affirmative vote of at least (i) two-thirds of the outstanding shares of capital stock entitled to vote to adopt, amend or repeal the Proposed Bylaws and (ii) two-thirds of the outstanding shares of capital stock entitled to vote, and two-thirds of the outstanding shares of each class entitled to vote as a class, to amend or repeal any provision of Articles V, VI, VII, VIII and IX of the Proposed Charter. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
3C.	34,066,660	6,200,186	1,101,521

The Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents Proposal was approved, having received “for” votes from holders of approximately 84.60% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

(D) Removal of Directors – Proposal to amend the Cayman Constitutional Documents to permit the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
3D.	34,066,035	6,201,059	1,101,273

The Removal of Directors Proposal was approved, having received “for” votes from holders of approximately 84.60% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

(E) Action by Written Consent of Stockholders – Proposal to amend the Cayman Constitutional Documents to require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
3E.	34,199,466	6,067,380	1,101,521

The Action by Written Consent of Stockholders Proposal was approved, having received “for” votes from holders of approximately 84.93% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

(F) Other Changes In Connection With Adoption of the Proposed Organizational Documents – Proposal to amend the Cayman Constitutional Documents to authorize (1) changing the corporate name from “Motive Capital Corp” to “Forge Global Holdings, Inc.”, (2) making New Forge’s corporate existence perpetual, and (3) removing certain provisions related to Motive’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
3F.	37,409,062	2,858,034	1,101,271

The Other Changes In Connection With Adoption of the Proposed Organizational Documents Proposal was approved, having received “for” votes from holders of approximately 92.90% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

4. The Binding Charter Proposal – Proposal to approve by special resolution the Proposed Charter in the form attached to the Proxy Statement as Annex B. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
4.	38,873,016	2,492,361	2,990

The Binding Charter Proposal was approved, having received “for” votes from holders of approximately 93.97% of the outstanding Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

5. The Director Election Proposal – Proposal to elect by ordinary resolution seven (7) individuals to serve as members of the board of directors of New Forge following the consummation of the Business Combination. (Votes of holders of Motive Class B Shares only):

Proposal No.	Motive Class B Shares Votes For	Motive Class B Shares Votes Against	Motive Class B Shares Abstentions
5.	10,350,000	0	0

The Director Election Proposal was approved, having received “for” votes from holders of 100% of the outstanding Motive Class B Shares represented in person or by proxy at the Extraordinary Meeting.

6. The NYSE Proposal – Proposal to approve by ordinary resolution, for purposes of complying with applicable NYSE listing rules, the issuance of more than 20% of the issued and outstanding Motive Ordinary Shares in connection with the Business Combination. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
6.	38,873,147	2,492,481	2,739

The NYSE Proposal was approved, having received “for” votes from holders of approximately 93.97% of the outstanding shares of Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

7. The Incentive Plan Proposal – Proposal to approve by ordinary resolution the Forge Global Holdings, Inc. 2022 Stock Option and Incentive Plan (the “Incentive Plan”), in the form attached to the Proxy Statement as Annex I, including the authorization of the initial share reserve under the Incentive Plan. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
7.	34,198,966	7,165,912	3,489

The Incentive Plan Proposal was approved, having received “for” votes from holders of approximately 82.68% of the outstanding shares of Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

8. The Employee Stock Purchase Plan Proposal – Proposal to approve by ordinary resolution the Forge Global Holdings, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”), in the form attached to the Proxy Statement as Annex J, including the authorization of the initial share reserve under the ESPP. (Motive Class A Shares and Motive Class B Shares, voting together as a single class):

Proposal No.	Motive Ordinary Shares Votes For	Motive Ordinary Shares Votes Against	Motive Ordinary Shares Abstentions
8.	34,199,667	7,165,961	2,739

The Employee Stock Purchase Plan Proposal was approved, having received “for” votes from holders of approximately 82.68% of the outstanding shares of Motive Ordinary Shares represented in person or by proxy at the Extraordinary Meeting.

As there were sufficient votes at the time of the Extraordinary Meeting to approve each of the above Proposals, “Proposal No. 9: The Adjournment Proposal,” as described in the Proxy Statement, is not applicable.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“MOTV”) and Forge Global, Inc. (“Forge” and such transaction, the “Merger”). In connection with the proposed Merger, MOTV has filed with the SEC a registration statement on Form S-4, containing a final proxy statement for the solicitation of the approval of MOTV’s stockholders and a final prospectus for the offer and sale of MOTV’s securities in connection with the business combination. MOTV also has filed and intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents contain and will contain important information about MOTV, Forge and the proposed Merger. Stockholders are also able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp, 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. Stockholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com.

Item 7.01.	Regulation FD Disclosure.

On March 15, 2022, the Company issued a press release announcing the results of the Company’s Extraordinary General Meeting of its shareholders, a copy of which press release is furnished as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated March 15, 2022

104	The cover page to this Current Report on Form 8-K, formatted in inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2022	MOTIVE CAPITAL CORP

	By:	/s/ Blythe Masters
	Name:	Blythe Masters
	Title	Chief Executive Officer